Exhibit 3.3

ST-164015 Certificate of Incorporation on Change of Name I DO HEREBY CERTIFY that Aegean Earth and Marine Corporation having by Special resolution dated 14th day of May Two Thousand Ten changed its name, is now incorporated under name of Hellenic Solutions Corporation Given under my hand and Seal at George Town in the Island of Grand Cayman this 27th day of May Two Thousand Ten An Authorised Officer, Registry of Companies, Cayman Islands.